U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                           FORM 10-SB, AMENDMENT NO. 2



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                          CASCADIA CAPITAL CORPORATION
             (exact name of registrant as specified in its charter)


                                     NEVADA
         (State or other jurisdiction of incorporation or organization)


                                   98-0222922
                     (I.R.S. Employer Identification Number)


                                   Suite 2901
      1201 Marinaside Crescent, Vancouver, British Columbia, V6Z 2V2 Canada
                    (Address of principal executive offices)


                            Telephone: (604)681-9588
                           (Issuer's telephone number)


        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS


PART I............................................................................................................3
Item 1.  Description of Business..................................................................................3
   Business Development...........................................................................................3
   Description of our Business....................................................................................3
Item 2.  Plan of Operation........................................................................................5
   Milestones for Exploration of the Thibert Creek Properties.....................................................5
Item 3.  Description of Property..................................................................................8
   Office Premises................................................................................................8
   Mining Properties..............................................................................................9
Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................15
Item 5.  Directors and Executive Officer, Promoters and Control Persons..........................................15
Item 6.  Executive Compensation..................................................................................16
Item 7.  Certain Relationships and Related Transactions..........................................................17
Item 8.  Description of Securities...............................................................................18
PART II..........................................................................................................18
Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.........18
Item 2.  Legal Proceedings.......................................................................................20
Item 3.  Changes in and Disagreements with Accountants...........................................................20
Item 4.  Recent Sales of Unregistered Securities.................................................................20
Item 5.  Indemnification of Directors and Officers...............................................................21
PART - FINANCIAL STATEMENTS......................................................................................22
PART III.........................................................................................................32
Item 1.  Index to Exhibits.......................................................................................32
SIGNATURES.......................................................................................................32

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Business Development


We were incorporated on October 29, 1999 under the laws of the State of Nevada to engage in any lawful corporate purpose. On October 21,2000, we entered into a mineral option agreement with Gerry Diakow of Tsawwassen, British Columbia to acquire two blocks of hard rock mineral claims and one placer claim in the Liard Mining Division, Province of British Columbia, Canada. We have named our initial property acquisition the Thibert Creek Properties. This acquisition is the first material business which we have undertaken. We are a mineral exploration company and seek to expand our portfolio of mineral exploration properties in the Cascadia region. There is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation is made as to economic and legal feasibility of our properties.


We  have  not  been  involved  in  any   bankruptcy,   receivership  or  similar
proceedings.

Description of our Business

(I)      OUR PRINCIPAL PRODUCTS AND SERVICES

We are a junior mineral exploration company. We have an option to acquire two blocks of hard rock mineral claims and one placer claim in the Liard Mining Division in the Province of British Columbia. We acquired our option on the Thibert Creek Properties in an arm's length negotiation with Mr. Gerry Diakow of Tsawwassen, British Columbia. Following our acquisition of the option on the Thibert Creek Properties, we offered Mr. Diakow the position of vice-president, exploration and acquisitions. Mr. Diakow will be overseeing our initial exploration on the Thibert Creek Properties and has been given the task of assembling our portfolio of mineral exploration properties in Western Canada and in the American Pacific Northwest.

(II)     COMPETITIVE BUSINESS CONDITIONS AND OUR POSITION IN OUR INDUSTRY

Vast areas of Western Canada and the U.S. Pacific Northwest have been explored and in some cases staked through mineral exploration programs. Vast areas also remain unexplored. The cost of staking and re-staking new mineral claims and the costs of most phase one exploration programs are relatively modest. Additionally, in many more prospective areas, extensive literature is readily available with respect to previous exploration and development activities. These facts make it possible for a junior mineral exploration company with experienced management such as ours to be very competitive with other similar companies. In effect, we are also competitive with senior companies who are doing grass roots exploration. In the event our exploration activities uncover prospective mineral showings, we anticipate being able to attract the interest of better financed industry partners to assist on a joint venture basis in more extensive exploration. We are at a competitive disadvantage compared to established mineral exploration companies when it comes to being able to complete extensive exploration programs on claims which we hold or may hold in the future. If we are unable to raise capital to pay for extensive claim exploration, we will be required to enter into joint ventures with industry partners which will result in our interest in our claims being substantially diluted.

As long as management of our company remains committed to building a portfolio of mineral exploration properties principally through their own efforts, we will be able to continue operating on modest cash reserves for an extended period of time.

(III)    SOURCES AND AVAILABILITY OF RAW MATERIALS

Our management team seeks to assemble a portfolio of quality mineral exploration properties in western Canada and in the U.S. Pacific Northwest. Management's exploration experience and industry contacts will enable us to assemble the portfolio of properties through grass roots exploration and staking by our own management team and by acquiring new properties through option agreements where new properties can be acquired on favourable terms.

(VI)     REQUIREMENT OF GOVERNMENT APPROVAL

We are not in a business which requires government approval for principal products or services. In the event mining claims which we own or which we acquire in the future prove to host viable ore bodies, we would be required to apply for numerous government approvals in order to commence mining. All costs to obtain the necessary government approvals would be factored into technical and viability studies in advance of a decision being made to proceed with development of an ore body.

The mining industry in Canada and the United States is highly regulated. Our Vice-President of Exploration and Acquisitions, Mr. Gerry Diakow, has extensive industry experience and is familiar with all government regulations respecting the initial acquisition and early exploration of mining claims in British Columbia, Canada. We are unaware of any proposed or probable government regulations which would have a negative impact on the mining industry in British Columbia. We propose to adhere strictly to the regulatory framework which governs mining operations in British Columbia.

(IV)     COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

At the present time, our costs of compliance with environmental laws are minimal as we are in the process of acquiring and doing preliminary exploration activities only. In the event that claims which we now own or may acquire in the future host a viable ore body, the costs and affects of compliance with environmental laws will be incorporated in the exploration plan for these claims. These exploration plans will be prepared by qualified mining engineers.

(V)      OUR FULL TIME AND PART TIME EMPLOYEES

We currently have two part time employees, namely Mr. Gerry Diakow, our Vice-President of Exploration and Acquisitions and Mr. Keith Ebert, our C.E.O., C.F.O. and Secretary. Mr. Ebert is also our sole director.

OUR EXPENDITURES DURING THE LAST TWO FISCAL YEARS ON RESEARCH AND DEVELOPMENT ACTIVITIES

We were incorporated in October, 1999 and completed our first fiscal year end on December 31, 2000. Since our inception, we have incurred expenditures of approximately $2,000 relating to the preparation of our audited financial statements. We have also issued 100,000 of our common shares at a deemed price of $0.50 per share to Mr. Gerry Diakow in consideration for our option on the Thibert Creek Properties.

ITEM 2.  PLAN OF OPERATION


In October, 2000, we issued 40,000 shares at $0.50 per share under Regulation S to raise proceeds of $20,000. This small financing is sufficient to satisfy our cash requirements for the next 12 months assuming that our activities are limited to phase one and phase two exploration programs on our Thibert Creek Properties. Management of the Company will continue to actively seek new investors to increase our cash reserves which will permit management to seek additional mineral exploration properties.


We do not expect any significant changes in the number of our employees. Presently, we are fortunate to have the services of an experienced vice-president of exploration given our limited financial resources. Our current management team will satisfy our requirements for the foreseeable future.

We expect to acquire as many mineral exploration prospects as possible over the next 12 months given our limited financial resources. Where possible, we will issue common shares in payment of new mineral properties or options to acquire mineral properties to preserve our cash reserves.

Milestones for Exploration of the Thibert Creek Properties

The Thibert Creek Properties are comprised of the PT claim block, the Vowel claim block and the Birch placer claim.


The first phase of exploration work on the PT claims is scheduled to commence July 1, 2001. The work will involve surveying a grid that covers the claim area with lines 1,000 metres long. A total of 11,000 metres of grid will be laid out with lines spaced 200 metres apart. At 25 metre intervals along each grid line magnetometer readings will be taken. Each of these sites or stations will then be marked with a flag and a soil sample taken. This will be followed up with a very low frequency electro-magnetic survey with readings taken at each station. This phase of the exploration work will generate three maps: [i] a magnetometer survey map; [ii] a VLF-EM survey map; and [iii] a geochemistry map. Interpretation of the survey results may identify one or more anomalous zones. The table below itemizes the cost for phase one in Canadian dollars.

---------------------------------------------------------------------------------------------------------------
ITEM                                                   COST PER DAY          NUMBER            TOTAL COST
                                                                             OF DAYS
---------------------------------------------------------------------------------------------------------------
Wages for a four man crew                                 $800.00               4               $3,200.00
Room and board for crew                                   $300.00               4               $1,200.00
Vehicle and fuel                                          $125.00               4                 $500.00
440 soil samples/$12.00 per                                                                     $5,280.00
Report writing and interpretation                                                               $1,500.00
                                                                                               $11,680.00
---------------------------------------------------------------------------------------------------------------


Phase one exploration work on the Vowel claims is scheduled to commence in the second half of July, 2001 following phase one exploration work on the PT claim block. The cost of phase one exploration work on the Vowel claim block will be minimized as crew and equipment will already be near this site. A grid survey will be completed over the claim area. A total of 8,000 meters of grid will be laid out with lines spaced 200 meters apart. Magnetometer readings will be taken and site soil samples will be collected. This work will be followed up with a very low frequency electromagnetic survey with readings taken at the soil sample sites. This exploration work will generate a magnetometer survey map, a VLF-EM survey map and a geochemistry map. The table below itemizes the cost for phase one work on the Vowel claim block in Canadian dollars.



---------------------------------------------------------------------------------------------------------------
ITEM                                                   COST PER DAY          NUMBER            TOTAL COST
                                                                             OF DAYS
---------------------------------------------------------------------------------------------------------------
Wages for a four man crew                                $800.00                3               $2,400.00
Room and board for crew                                  $300.00                3                 $900.00
Vehicle and fuel                                         $75.00                 3                 $225.00
300 soil samples/$12.00 per                                                                     $3,600.00
Report writing and interpretation                                                               $1,500.00
                                                                                                $8,625.00
---------------------------------------------------------------------------------------------------------------



All phase one and phase two work on the PT and Vowel claims will be paid for with cash on hand.

Phase two exploration on the PT and Vowel claims will cost approximately one half as much as phase one work and involves examination and delineation of phase one results. If anomalous zones are identified in phase one work on the PT or Vowel claims, they will be thoroughly examined by a team of two prospectors and rock samples will be collected for assay. These zones will be hand-trenched with a view to locating and mapping rocks responsible for the anomalies. If trenching succeeds in locating mineralization, a diamond drilling program would be scheduled.

Trenching on the PT claims will follow the plotting of the geochemical soil sampling results. The soil sample results plotted on the grid and located in the field will indicate the anomalous areas on the grid. The prospector's will return to these anomalous areas and map the outcropping rock, prospect and hand trench these areas and sample and assay any mineralization found. This exploration work would be undertaken approximately 3 weeks after the soil samples from phase one work on the PT claims are submitted for assay. The PT soil samples should be collected and sent to assay by mid July, 2001. Results should be available by early August, 2001. Accordingly, prospecting, mapping and trenching on the PT claims could be started by mid August, 2001.

The geophysical surveys, magnetometer and VLF-EM results should be plotted and interpreted by early September, 2001. These results along with trenching work should indicate the best targets for diamond drilling. Depending on the success of initial exploration work and our ability to secure additional financing, a drilling program could begin as early as mid October, 2001 on the PT claims.

The Vowel claims are at a higher elevation than the PT claims and for this reason phase one exploration work will start later in the season, likely after completion of phase one exploration work on the PT claims. The results from geochemical soil sampling, geophysical magnetometer work and VLF-EM survey would be plotted and interpreted by mid September, 2001. Prospecting, mapping, trenching and sampling would start on the Vowel claim in late September, 2001. Diamond drilling on the Vowel claim could start in late October, 2001 if trenching and geophysical surveys succeed in locating diamond drill targets and if financing for phase three work is secured.


The table below itemizes the cost of trenching and mapping the anomalous zones on each of the PT and Vowel claim blocks in Canadian dollars.

---------------------------------------------------------------------------------------------------------------
ITEM                                                   COST PER DAY          NUMBER            TOTAL COST
                                                                             OF DAYS
---------------------------------------------------------------------------------------------------------------
Wages for two prospectors                                 $500.00               5               $2,500.00
Room and board                                            $150.00               5                 $750.00
Vehicle and fuel                                          $125.00               5                 $625.00
25 assays/$20 per                                                                                 $500.00
                                                                                                $4,375.00
---------------------------------------------------------------------------------------------------------------


If assay results from mineralization are encouraging, a diamond drilling program would be conducted to delineate the size and shape of the mineralized zones. Assaying the drill core will establish the grade and value of mineralization. Depending on our success in earlier exploration work, a drilling program could begin in early winter of 2001. Weather conditions and the availability of financing will dictate whether this potential program is deferred until the spring of 2002. A program consisting of five 500-foot holes would be adequate for this phase. A benchmark for this type of target would be 10% combined Pb-Zn per ton and $50.00 per ton in Au and Ag values. Drilling costs would total approximately $62,500.00, $25.00/foot x 2 500 feet; drill core assays $2,000.00, $20.00/assay x 100 assays. The cost of employing a geologist to oversee drilling operations and log core is $7,000.00. All amounts are in Canadian dollars.

This phase three methodology would be employed on the Vowel and PT claims. However, work on the Vowel claims could be accelerated if trenches excavated in 1980 could be located. A drill program could also be fast-tracked on the Vowel claims if the trench samples taken during previous exploration could be repeated.

We have cash on hand to finance phase one and phase two exploration on the Vowel and PT Claims. We would be required to raise additional funds in the amount of approximately US$90,000 to fund a phase three diamond drilling program on both the PT and Vowel claim blocks. Financing for phase 3 would be sought from management's mining industry contacts including high net worth individuals and potentially other junior mining companies.


We will not generate revenues from operations unless we are successful in discovering mineralization which is capable of sustaining commercial production.

Our option on the Thibert Creek Properties also entitles us to do work on the Birch placer claim which is located at the confluence of Vowel and Thibert Creeks between the Vowel and PT claims. Our current cash position will not permit us to conduct exploration work on the Birch placer claim in 2001. We will carry out the minimum work requirement of $500 to keep the claim in good standing. When we have raised additional financing to proceed with exploration on the Birch placer claim, we will proceed with the following exploration program.

Testing the Birch claim will commence using a tracked excavator with a toothed 1 1/2-cubic-yard bucket. This work will be contracted out. A contractor from the nearby community of Telegraph Creek will perform the work in return for a percentage of the placer gold recovered from the workings. This kind of arrangement is common in northern British Columbia where contractors are employed to work ground whose title is controlled by another party. Prior the contractor's arrival in the area two or three additional placer claims will be staked in our name, guaranteeing that, in the event initial testing is successful, ground adjacent the Birch claim can be secured for future exploitation. Our proposed contractor is familiar with the area, having worked ground 3 miles north of the Birch claim in 1999 prior to relocating his operation to Telegraph Creek.

Excavated material will be passed through a pilot washing plant and the residual fraction weighed and tested for gold content. The black sand from this fraction will be concentrated and samples from the concentrate assayed.




ITEM 3.  DESCRIPTION OF PROPERTY

Office Premises

We operate from our offices at Suite 2901, 1201 Marinaside Crescent, Vancouver, British Columbia, V6Z 2V2, Canada. Space is provided to us on a rent free basis by Mr. Ebert, a director of the Company. We are not a party to any lease. It is anticipated that this arrangement will remain until we are able to generate revenue from operations and require additional office space for new employees. Management believes that this space will meet our needs for the foreseeable future.

Mining Properties

Our mining properties consist of a placer claim and two blocks of hardrock mineral claims administered by the British Columbia Ministry of Energy, Mines and Petroleum Resources. In area these properties total 1,100 acres. To maintain title over the mineral claims, we are required to expend $100 per claim in the first year and $200 per claim for each additional year beginning in 2003. The work requirement for our placer claim is $500 per year. Our properties are without know reserves. Our program is exploratory in nature.

Particulars of the claims are as follows:

CLAIM NAME          RECORD NUMBER         ANNIVERSARY DATE        YEAR OF EXPIRY
Vowel #7                364416                Nov. 15                  2001
Vowel #8                364417                Nov. 15                  2001
Vowel #9                364418                Nov  15                  2001
Vowel #10               364419                Nov. 15                  2001
Vowel #11               364420                Nov. 15                  2001
Vowel #12               364421                Nov. 15                  2001
Vowel #13               364422                Nov. 15                  2001
Vowel #14               364423                Nov. 15                  2001
PT #1                   364396                Nov. 15                  2001
PT #2                   364397                Nov. 15                  2001
PT #3                   364398                Nov. 15                  2001
PT #4                   364399                Nov. 15                  2001
PT #5                   364400                Nov. 15                  2001
PT #6                   364401                Nov. 15                  2001
PT #7                   364402                Nov. 15                  2001
PT#8                    364403                Nov. 15                  2001
PT#19                   364442                Nov. 15                  2001
PT#20                   364443                Nov. 15                  2001
Birch #1                364414                Nov. 15                  2001

There are no historic mines or workings on our mining properties. The Thibert Creek fault, which is exposed north of our claim blocks, has been explored for Ni, Cu, Au and PGEs occurring in the footwall contact and quartz veins.

VOWEL MINERAL CLAIMS

Location, Access and Infrastructure

The Vowel mineral claims are located 30 miles northwest of the Village of Dease Lake, B.C. on the north side of Thibert Creek and on the south-facing slope of Vowel Mountain. The claims lie at approximately 50 degrees, 50 minutes N. latitude and 130 degrees, 30 minutes W. longitude.

Access to the property can be gained by helicopter from the village of Dease Lake or by the Adsit Lake Mining road, a 4x4 road extending westward from the north end of Dease Lake along the south side of Thibert Creek and approaching within 1.5 kilometers of the property. Road access can be extended to the property for a modest expenditure.

Communication with the exploration camp will be maintained by radiotelephone. Fuel, groceries, accommodation and emergency facilities are available at the village of Dease Lake.

Physiography, Vegetation and Climate


The Vowel mineral claims are situated on the north side of Thibert Creek on the south-facing slope of Vowel Mountain. The claim area ranges in elevation from 3,400 feet to 5,200 feet above sea level. The property lies in the sub-alpine forest biotic zone and timberline occurs at approximately 4,700 feet.

The area experiences warm northern summers and cold winters, receiving low to moderate levels of precipitation, ranging between 15 and 50 inches annually. A moderate amount of precipitation occurs as snow.


Local Geology

The Vowel claim group is underlain by intercalated sedimentary and volcanic rocks of the French Range Formation. The volcanic rocks observed are generally either fine-grained greenish crystalline andesites or layered or banded fine grained, lithic andesitic tuffs. The sedimentary rocks observed include fine to coarse grained grey limestones, grey to brown aphanitic cherts with a strong conchoidal fracture, argillaceous mudstone, grey to black phyllite and a fine grained carbonaceous shale. These rocks appear to have undergone a mild degree of metamorphism and in places are silicified.

The rocks are thought to have been deposited in a pelagic marine environment, and some of the andesitic volcanics may exhibit a `pillow' structure indicating sub-marine volcanic deposition.

Considerable folding and fracturing is observed throughout the area. Evidence of NE-SW folding with a northwesterly trending and shallow plunging fold axis is observable in a number of places, and what has been thought of as intercalations of volcanic members within the sedimentary section may be a post-depositional fault contact. The fold axis appears to steepen in some places.

PT MINERAL CLAIMS

Location, Access and Infrastructure

The PT mineral claims are located 25 miles northwest of the Village of Dease Lake, B.C. on the north side of Berry Creek straddling Adsit Lake Road. The claims lie at approximately 50 degrees, 46 minutes N. latitude and 130 degrees, 19 minutes W. longitude.

Access to the property can be gained by helicopter from the Village of Dease Lake or by the Adsit Lake mining road, a four by four road extending west from the north end of Dease Lake along the south side of Thibert Creek. Adsit Lake Road cuts through the northern half of the PT claims.

Communication with the exploration camp will be maintained by radio telephone. Fuel, groceries, accommodation and emergency facilities are available at the Village of Dease Lake.

Physiography, Vegetation and Climate

The PT mineral claims are situated on the north side of Berry Creek in an area which ranges in elevation from 2,800 feet to 4,000 feet above sea level. The property lies in the sub alpine forest biotic zone and timberline occurs at approximately 4,700 feet.

The area experiences warm northern summers and cold winters receiving low to moderate levels of precipitation ranging between 15 and 50 inches annually. A moderate amount of precipitation occurs as snow.

Local Geology

The PT claims on Berry Creek overlie the Kedahda Formation, a generally recessive, dominantly sedimentary succession [Watson and Mathews, 1944; Monger, 1969, 1975]. Discontinuous limestone, dolomitic limestone and dolostone units occur in the Kedahda Formation, particularly in the French Range. This is the case with respect to the PT claims where the volcanic sandstone or greywacke surrounds massive limestone bluffs. Large quartz stockworks are exposed in upper Berry Creek in the vicinity of the PT claims. However, no sulphides are observed in the quartz stockworks. Mineralization is observed at the limestone-greywacke contact on PT #7. The relationship between the greywacke-chert member of the Kedahda Formation and the succession exposed farther southwest where the PT claims are closest to the French Range is enigmatic [Gabrielse, 1998]. The rocks may be separated by an unrecognizable fault downthrown to the northeast. On the other hand, the French Range Formation strata, interpreted as representing a volcanic plateau upon which Permian, shallow water limestone was deposited, were succeeded to the northeast by deep water sediments which escaped significant erosion during a period of falling sea levels in late Permian time [Gabrielse, 1998]. Contacts of the French Range Formation with underlying parts of the Kedahda Formation are conformable, gradational and diachronous [Monger, 1969]. The PT claims are predominantly covered by till and forested, with the bulk of the rock exposure occurring in creek beds. The Kedahda and French Formation lithologies are present on the claims; however, the contact between the two Formations has yet to be discovered and mapped.

THE BIRCH PLACER CLAIM

Location and Access

The Birch placer claim is located at the confluence of Vowel Creek and Thibert Creek. Access is by the Adsit Lake Mining road, a 4x4 road extending west from the north end of Dease Lake. The claim lies at approximately 50 degrees, 49 minutes N latitude and 130 degrees, 26 minutes W. longitude.

History

The ground covered by the Birch placer claim has never been placer mined. The property lies in a region which attracted hand mining operations in the 1920's. Early mining efforts in the area failed due to technical challenges which are readily addressed by modern placer mining technology and methods. A combination of physiographical factors in the area, the character of the placer gravels, the flat terrain, gentle slope of bedrock and thin overburden makes it possible to employ tracked excavators which are a highly efficient and low cost means of working placer deposits.

Our current exploration budget does not provide for expenditures on the Birch placer claim in 2001. A minimum work commitment of $500 will be made on the Birch placer claim to keep the claim in good standing.

MAP 1

Map of British Columbia showing the location of the Thibert Creek Drainage where the Thibert Creek Properties are located.

MAP 2

1:100,000 scale map showing access to the Thibert Creek Properties via Adsit Lake Road from Dease Lake, British Columbia.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers. Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.


                         NAME AND ADDRESS                  AMOUNT AND NATURE            PERCENT
TITLE OF CLASS           OF BENEFICIAL OWNER               OF BENEFICIAL OWNER          OF CLASS
--------------           -------------------               -------------------          --------
Common                   Keith Ebert                       2,500,000 shares             51.65%
                         Suite 2901                        Direct Ownership
                         1201 Marinaside Crescent
                         Vancouver, B.C.
                         V6Z 2V2

Common                   Gerry Diakow                      100,000 shares               2.07%
                         1537 - 54th Street                Direct Ownership
                         Tsawwassen, B.C.

Common                   Management as a                   2,600,000 shares             53.72%
                         group                             Direct Ownership


The balance of our outstanding common stock is held by 45 persons.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS

Our directors and officers are as follows:

NAME                            AGE             POSITION
----                            ---             --------
Keith Ebert                     35              President, Secretary, C.F.O. and Director
Gerry Diakow                    52              Vice-President, Exploration and Acquisitions

Our officers and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected. Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors. Our officer serves at the will of the Board of Directors. There are no family relationships between any executive officer or director.

Resumes

Keith Ebert was appointed to his positions on October 30, 1999. Mr. Ebert devotes his time on an as needed basis which he expects to be approximately ten hours per month. During the calendar year ended December 31, 2000, Mr. Ebert dedicated approximately 150 hours to the business of operating our company. Mr. Ebert is not a director or officer of any other reporting company however Mr. Ebert acts as a contract consultant to other companies who pay Mr. Ebert for his services. Mr. Ebert's consulting obligations take up the majority of Mr. Ebert's working hours.

Mr. Ebert is a qualified Mechanical Engineer BA Sc., MECH (UBC) (1987). For the two years preceding the date of this registration statement, Mr. Ebert has been self employed managing his investment portfolio. Mr. Ebert worked for Marleau, Lemire Securities Inc. from February, 1993 to July, 1995 as manager of North American West Coast institutional sales. Mr. Ebert worked for C.M. Oliver & Co. Ltd. from July, 1995 to May, 1997 as manager of North American West Coast institutional sales. Marleau, Lemire Securities Inc. and C.M. Oliver & Co. Ltd. were broker dealers registered by the Investment Dealers Association of Canada. Mr. Ebert has diverse corporate finance experience across a broad spectrum of industries ranging from technology to resource. In addition to being a qualified mechanical engineer, Mr. Ebert has passed the Canadian Investment Dealers Association's branch manager's exam and partners, directors and officers' exam. Mr. Ebert acted as branch manager of C.M. Oliver & Co. Ltd. in London, England from October, 1995 to January, 1997.

Gerry Diakow was appointed to his position on November 14, 2000. Mr. Diakow is not a director or officer of any other reporting company. Mr. Diakow is a consulting geologist and works for other companies who pay Mr. Diakow for his services. The majority of Mr. Diakow's working hours are spent on his consulting obligations. Mr. Diakow joined our company on November 14, 2000. Mr. Diakow spent approximately 50 hours working on our corporate business between his appointment and the end of the 2000 calendar year.

From January, 1999 to the present, Mr. Diakow has acted as a contract project manager for Trilogy Minerals Inc., a public company listed on the Canadian Venture Exchange. From June, 1997 to January, 1999, Mr. Diakow acted as President of Pacific Mining Co., a privately held Honduran mineral exploration company. From January, 1994 until June, 1997, Mr. Diakow acted as President of Cimarron Corp., a privately held British Columbia mining exploration company. Mr. Diakow graduated with a BSc. in Chemistry from Vancouver City College and the University of British Columbia. Mr. Diakow also studied civil and structural engineering at the British Columbia Institute of Technology. Mr. Diakow has been engaged primarily in mineral exploration for the past 34 years. Mr. Diakow has been employed by major mineral exploration companies such as Union Carbide Mining Exploration as a diamond drilling supervisor, Canadian Superior Mining Exploration as a field geologist and Anaconda Mining Exploration as a field data processor. Mr. Diakow has worked in mineral exploration extensively in Canada, the Western United States and in Central America. Mr. Diakow is a member of the American Society of Economic Geologists.

Conflicts of Interest

Our officers and directors may in the future become shareholders, officers or directors of other exploration and development companies. Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies. We do not have a right of first refusal to opportunities that come to management's attention.

ITEM 6.  EXECUTIVE COMPENSATION

Mr. Ebert was issued 2,250,000 shares of our company at a deemed price of $0.001 per share in consideration for his services in organizing Cascadia and acting as officer and director. Mr. Ebert purchased an additional 250,000 shares for cash at $0.001 per share.

No other compensation has been awarded to, earned by or paid to our officers and/or directors since our inception. Management has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations. As of the date of this registration statement, we have no funds available to pay officers or directors. Further, our officers and director are not accruing any compensation pursuant to any agreement with us.

------------------------------------------------------------------------------------------------------------------------
                                        SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------
                                                                              Long Term Compensation
------------------------------------------------------------------------------------------------------------------------
                                         Annual Compensation                    Awards            Payouts
------------------------------------------------------------------------------------------------------------------------
          (a)             (b)        (c)         (d)          (e)          (f)          (g)          (h)         (i)
------------------------------------------------------------------------------------------------------------------------
                                                             Other                                               All
                                                            Annual     Restricted    Securities                 Other
  Name and Principle                                         Comp-        Stock      Underlying      LTIP       Comp-
       Position                    Salary       Bonus      ensation     Award(s)    Option/SARs    Payouts    ensation
                          Year       ($)         ($)          ($)          ($)          (#)          ($)         ($)
------------------------------------------------------------------------------------------------------------------------
Keith A. Ebert,          1999/      $0.00       $0.00        $0.00        $0.00          0          $0.00       $0.00
President, C.F.O. and    2000
Director
------------------------------------------------------------------------------------------------------------------------
Gerry Diakow,            1999/      $0.00       $0.00        $0.00        $0.00          0          $0.00       $0.00
Vice-President,          2000
Exploration and
Acquisitions
------------------------------------------------------------------------------------------------------------------------


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999. Mr. Ebert was issued these shares in consideration for his services in organizing our company, acting as a director and officer and building our business plan. Mr. Ebert is our President, Secretary, Chief Financial Officer and a director.

On November 16, 2000, we issued Mr. Gerry Diakow 100,000 common shares in consideration for our option on the Thibert Creek Properties. This acquisition was done at arm's length. Mr. Diakow was subsequently appointed as an officer of Cascadia. Mr. Diakow is our Vice-President of exploration and acquisitions.

Mr. Gerry Diakow is the registered owner of the Thibert Creek Properties. We acquired an option to acquire the Thibert Creek Properties from Mr. Diakow under an option agreement dated October 21, 2000. In order to fully exercise our option on the Thibert Creek Properties, we are required to make cash payments to Mr. Diakow and to issue shares of our common stock upon certain milestones being achieved.

To acquire our option on the Thibert Creek Properties, we issued Mr. Diakow 100,000 common shares at a deemed price of $0.50 per share. To keep our option in good standing, we are required to pay Mr. Diakow $25,000 on or before December 31, 2001 and an additional $25,000 on or before December 31, 2002. We are also required to issue Mr. Diakow 200,000 common shares upon the completion of a phase one work program on the Thibert Creek Properties subject to an independent engineering or geological report detailing work done on the property and recommending further work on the property. In the event a phase two exploration program is warranted on the property, we would be required to issue Mr. Diakow an additional 200,000 common shares on completion of the phase two work program subject to an independent engineering or geological report detailing work done on the property and recommending a third phase work program. In the event a phase three work program is warranted, we would be required to issue Mr. Diakow a final allotment of 500,000 of our common shares on completion of the phase 3 work program subject to production of an independent engineering or geological report detailing work done on the property and recommending that the property be put into commercial production.

The option agreement also requires that we incur exploration expenditures on our properties totaling $100,000. $10,000 must be spent on or before September 1, 2001, a further $40,000 on or before June 1, 2002 and a final $50,000 on or before December 31, 2002.

In the event all necessary exploration expenditures, cash payments and share issuances have been made, we will earn a 100% undivided right to the Thibert Creek Properties subject to a 3% net smelter return payable to Mr. Diakow.

ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $.0001 per share. There are 4,840,000 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts. All shares of our common stock issued and outstanding are fully paid and non-assessable. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares. 140,000 of our 4,840,000 issued shares are restricted securities as that term is defined in the Securities Act.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no trading market for our common stock. There has been no trading market to date. Management has not discussed market making with any market maker or broker dealer. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price

Our common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

* that a broker or dealer approve a person's account for transactions in penny stocks; and

* the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

* obtain financial information and investment experience and objectives of the person; and

* make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

* sets forth the basis on which the broker or dealer made the suitability determination; and

* that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

As of the date of this registration statement, 4,700,000 of our shares are eligible for sale under Rule 144 of the Securities Act of 1933. In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders

There are forty seven holders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

We do not have a transfer agent at this time.

ITEM 2.  LEGAL PROCEEDINGS

We are not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have no changes in or disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On November 1, 1999, we issued 2,450,000 common shares at $0.001 per share to 45 subscribers under Regulation S. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999. Mr. Ebert was issued these shares in consideration for his services in organizing the Company, acting as officer and director and building our business plan. The value of the services rendered is $2,250. We relied on the exemption contained in Regulation S of the Securities Act of 1933.

On October 23, 2000, we issued 40,000 common shares at $0.50 per share to one subscriber under Regulation S. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

On November 16, 2000, we issued Mr. Gerry Diakow 100,000 common shares under Regulation S of the Securities Act of 1933 in consideration for our option on the Thibert Creek Properties.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article VI of our Bylaws states certain indemnification rights. Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons. Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action. Our assets could be used to satisfy any liabilities subject to indemnification.

                           PART - FINANCIAL STATEMENTS











                          CASCADIA CAPITAL CORPORATION
                         (AN EXPLORATION STAGE COMPANY)


                              FINANCIAL STATEMENTS


                                OCTOBER 31, 2000

                         [DAVIDSON & COMPANY LETTERHEAD]




                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders of Cascadia Capital Corporation
(An Exploration Stage Company)


We have audited the balance sheet of Cascadia Capital Corporation (An Exploration Stage Company) as at October 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2000 and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred a net loss since inception and has had no revenues and has a minimal working capital position at October 31, 2000. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

November 22, 2000

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
BALANCE SHEET
AS AT OCTOBER 31, 2000

================================================================================

ASSETS


CURRENT
    Cash and cash equivalents                                                                                  $        22,398
===============================================================================================================================



LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT
         Accounts payable and accrued liabilities                                                              $         2,500
                                                                                                               ---------------


Stockholders' equity
    Capital stock (Note 4)
       Authorized
             100,000,000  common shares with a par value of $0.0001
       Issued and allotted
               4,740,000  common shares                                                                                    474
    Additional paid-in capital                                                                                          24,226
    Deficit accumulated during the exploration stage                                                                    (4,802)
                                                                                                               ---------------

                                                                                                                        19,898

                                                                                                               $        22,398
===============================================================================================================================


SUBSEQUENT EVENT (Note 9)


ON BEHALF OF THE BOARD:



/s/ Keith Ebert                               Director
---------------------------------------------
Keith Ebert








    The accompanying notes are an integral part of these financial statements

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
STATEMENT OF OPERATIONS
YEAR ENDED OCTOBER 31, 2000

================================================================================


EXPENSES
    Office and miscellaneous                                                                                  $         2,302
    Professional fees                                                                                                   2,500
                                                                                                              ---------------

LOSS FOR THE YEAR                                                                                             $         4,802
==============================================================================================================================


BASIC AND DILUTED LOSS PER SHARE                                                                              $       (0.001)
==============================================================================================================================


WEIGHTED AVERAGE SHARES ISSUED, AND ALLOTTED                                                                        4,700,877
==============================================================================================================================



































    The accompanying notes are an integral part of these financial statements

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY

================================================================================


                                                     Common Stock
                                           ---------------------------------                         Deficit
                                                    Number                                       Accumulated            Total
                                                 of Shares                       Additional       During the           Stock-
                                                    Issued                          Paid-in      Exploration         holders'
                                              and Allotted           Amount         Capital            Stage           Equity
------------------------------------------------------------------------------------------------------------------------------

BALANCE, OCTOBER 31, 1999                              -    $           -    $           -   $           -    $           -

  Common shares allotted for services           2,250,000              225            2,025              -             2,250

  Common shares allotted for cash               2,450,000              245            2,205              -             2,450

  Common shares issued for cash                    40,000                4           19,996              -            20,000

  Net loss for the year                                -                -                -           (4,802)          (4,802)
                                           --------------   --------------   --------------  --------------   --------------

BALANCE, OCTOBER 31, 2000                       4,740,000   $          474   $       24,226  $       (4,802)  $       19,898
==============================================================================================================================




























    The accompanying notes are an integral part of these financial statements

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2000

================================================================================


CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the year                                                                                          $        (4,802)
    Item not affecting cash:
       Common shares allotted for services                                                                               2,250

    Changes in non-cash working capital items:
       Increase in accounts payable and accrued liabilities                                                              2,500
                                                                                                               ---------------

         Net cash used in operating activities                                                                             (52)
                                                                                                               ---------------


CASH FLOWS FROM FINANCING ACTIVITIES
         Issuance of shares                                                                                             20,000
         Share subscriptions received in advance                                                                         2,450
                                                                                                               ---------------

         Net cash provided by financing activities                                                                      22,450
                                                                                                               ---------------


CHANGE IN CASH POSITION DURING THE YEAR                                                                                 22,398


CASH POSITION, BEGINNING OF THE YEAR                                                                                        -
                                                                                                               --------------


CASH POSITION, END OF THE YEAR                                                                                 $        22,398
===============================================================================================================================


SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS:
         Cash paid for income taxes                                                                            $            -
         Cash paid for interest                                                                                             -
===============================================================================================================================


SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
         Common shares allotted for services                                                                   $         2,250
===============================================================================================================================












    The accompanying notes are an integral part of these financial statements

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2000

================================================================================


1.       ORGANIZATION OF THE COMPANY

         The Company was incorporated on October 29, 1999 under the laws of the State of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada and effectively started its operations on November 1, 1999. The Company is in the business of exploration and development of mineral properties and has not yet determined whether its properties contain mineral resources that may be economically recoverable. The Company therefore has not reached the development stage and is considered to be an exploration stage company.



2.       GOING CONCERN

         These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company has incurred operating losses and requires additional funds to meet its obligations and maintain its operations. Management's plan in this regard is to raise equity financing as required. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from this uncertainty.

         =======================================================================================================
                                                                                                           2000
         -------------------------------------------------------------------------------------------------------
         Deficit accumulated during the exploration stage                                       $        (4,802)
         Working capital                                                                                 19,898
         =======================================================================================================



3.       SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2000

================================================================================


3.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         RESOURCE PROPERTIES

         Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value.

         ENVIRONMENTAL REQUIREMENTS

         At the report date, environmental requirements related to mineral claims acquired (Note 5) are unknown and therefore an estimate of any future cost cannot be made.

         INCOME TAXES

         Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the Financial Accounting Standards Board issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

         REPORTING ON COSTS OF START-UP ACTIVITIES

         In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which requires costs of start-up activities and organization costs to be expensed as incurred. The adoption by the Company of SOP 98-5 during the year resulted in the Company expensing all startup costs.

         COMPREHENSIVE INCOME

         The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of October 31, 2000.

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2000

================================================================================


3.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         STOCK-BASED COMPENSATION

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

         LOSS PER SHARE

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

4.       CAPITAL STOCK

         During the year, the Company entered into the following transactions concerning its capital stock:

         i) On November 1, 1999, the Company allotted 2,450,000 of its common shares for proceeds of $2,450 and allotted 2,250,000 of its common shares at a deemed value of $2,250 for services rendered.

         ii) Issued 40,000 common shares, on October 23, 2000, under Regulation S of the Securities Act of 1933 at a price of $0.50 per share for total proceeds of $20,000.

5.       MINERAL CLAIMS

         On October 21, 2000, the Company entered into an option agreement to acquire a 100% undivided interest in certain mining claims located in the Liard Mining Division of British Columbia. As the claims do not contain any known reserves, the acquisition costs will be expensed as incurred. To exercise its option, the Company must:

         a)       Pay the optionor the sum of $50,000 as follows:

                  i)       $25,000 on or before December 31, 2001; and
                  ii)      an additional $25,000 on or before December 21, 2002.

         b) Allot and issue to the optionor a total of 1,000,000 common shares of the Company as follows:

                  i)       100,000 shares at a deemed price of $0.50 (Note 9);
                  ii) 200,000 shares upon the completion of a first phase of a work program on the property;
                  iii) 200,000 shares upon the completion of a second phase of a work program on the property; and
                  iv) 500,000 shares upon the completion of a third phase of a work program on the property.

CASCADIA CAPITAL CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2000

================================================================================


5.       MINERAL PROPERTY (cont'd...)

         c) Incur exploration expenditures of $100,000 on the property as follows:

                  i)       $10,000 on or before September 1, 2001;
                  ii)      a further $40,000 on or before June 1, 2002; and
                  iii)     a further $50,000 on or before December 31, 2002.

         Upon commencement of production, the Company is subject to a 3% net smelter returns royalty.


6.       RELATED PARTY TRANSACTION

         During the year ended October 31, 2000, the Company allotted 2,250,000 common shares at a deemed value of $2,250 to a director of the Company in exchange for services rendered.


7.       INCOME TAXES

         For income tax purposes, the Company has a net operating loss carryforward ("NOL") at October 31, 2000 of approximately $4,800 expiring in 2014 if not offset against future federal taxable income. There may be certain limitations as to the future annual use of the NOLs due to certain changes in the Company's ownership.

         The Company has deferred tax assets of approximately $1,600 at October 31, 2000, resulting primarily from net operating loss carryforwards. The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty surrounding their future realization.

         Computed "expected" tax benefit                                     $         1,600
         Decrease in tax benefit resulting from net operating loss
             for which no benefit is currently available                              (1,600)
                                                                             ---------------

                                                                             $             -
                                                                             ===============


8.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


9.       SUBSEQUENT EVENT

         The Company issued 100,000 common shares, pursuant to an option agreement, to acquire mineral claims (Note 5(b)(i)).

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

The following exhibits are filed with this Form 10-SB:

ASSIGNED
NUMBER                  DESCRIPTION
------                  -----------

3.1*                    Articles of Incorporation
3.2*                    By-Laws
10*                     Mineral Option Agreement
23.1*                   Consent of Davidson & Company
27*                     Financial Data Schedule


*        Previously filed

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CASCADIA CAPITAL CORPORATION



Date:    February 27, 2001                  By: /s/ Keith Ebert
                                                --------------------------------
                                                Keith Ebert, C.E.O., C.F.O.,
                                                Secretary and Director






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